UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XTENT, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984141 10 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984141 10 1

1	Names of Reporting Persons Split Rock Partners, LLC

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,625,135 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,625,135 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,135 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.3%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 984141 10 1

1	Names of Reporting Persons SPVC VI, LLC

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,625,135 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,625,135 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,135 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.3%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: The name of the issuer is XTENT, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 125 Constitution Drive, Menlo Park, CA 94025.

Item 2(a).	Name of Persons Filing: Split Rock Partners, LLC (“Split Rock”) and SPVC VI, LLC (“SPVC VI”). Split Rock and SPVC VI are collectively referred to herein as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office: The principal business address of each of the Reporting Persons is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
Item 2(c).	Citizenship: Each of the Reporting Persons is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the Common Stock is 984141 10 1.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).
(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company, as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.
(f)	☐	Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.
(g)	☐	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).
(h)	☐	Savings Association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	Church Plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:
(a)

Amount beneficially owned:

SPVC VI is the record owner of 2,615,135 shares of Common Stock of the Issuer.  Allan Will, a managing director of Split Rock, is the record owner of an option to purchase 10,000 shares of Common Stock of the Issuer, which is exercisable within 60 days.  Pursuant to a letter agreement with SPVC VI, Allan Will holds the option for the sole benefit of SPVC VI.  SPVC VI is jointly managed by Split Rock and Vesbridge Partners, LLC; however, voting and investment power over the shares has been delegated solely to Split Rock.  Split Rock has delegated all voting and investment power with respect to the shares to four individuals, who require a two-thirds vote to act.  Thus, Split Rock may be deemed to own beneficially 2,625,135 shares of Common Stock of the Issuer, including 2,615,135 shares held of record by SPVC VI and 60,000 shares issuable upon exercise of an option exercisable within 60 days held by Mr. Will.

(b)

Percent of class:

Split Rock:  11.3%, and SPVC VI:  11.3%.  The foregoing percentages are calculated based on the 23,282,607 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2008.

	(c)	Number of shares as to which Split Rock has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,625,135
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 2,625,135
Number of shares as to which SPVC VI has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,625,135
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 2,625,135

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2009.

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC VI, LLC

By:	SPVC Management VI, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer